3: SECURITIES AND EXCHANGE COMMISSION

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2004

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number: 1-4850

A. Full title of plan and the address of the plan, if different from that of the issuer named below: CSC Outsourcing Inc. Hourly Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Sciences Corporation

2100 East Grand Avenue

El Segundo, California 90245

TABLE OF CONTENTS
Description	Page

(a) Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits
As of January 5, 2005, December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for Benefits
For the Five Day Period Ended January 5, 2005 and the Years Ended December 31, 2004 and 2003 .....................................................................	3

Notes to Financial Statements	4

(b) Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held at End of Year as of December 31, 2004	S-1

(c) Exhibit:

Exhibit 23: Consent of Independent Registered Public Accounting Firm	E-1

All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Computer Sciences Corporation
El Segundo, California

We have audited the accompanying statements of net assets available for benefits of CSC Outsourcing, Inc. Hourly Savings Plan (the "Plan") as of January 5, 2005 and December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the five day period ended January 5, 2005 and the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 5, 2005 and December 31, 2004 and 2003, and the changes in net assets available for benefits for the five day period ended January 5, 2005 and the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9, the Plan was merged into the Computer Sciences Corporation Matched asset Plan effective January 5, 2005.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP

Los Angeles, California

June 29, 2005

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

STATEMENTS OF NET ASSETS

AVAILABLE FOR BENEFITS

	January 5,	December 31,
	2005	2004	2003
ASSETS
Investments (Notes 2, 5, 8 and 9)
Short-term investments	$	$ 50,501	$ 9,383
Long-term investments
Mellon Capital Government Bond Fund		844,740	1,063,103
Frank Russell Equity Fund		788,469	731,696
CSC common stock		421,027	414,568
Participant loans (Note 6)		13,323	16,374
Interest in Master Trust (Note 5)		1,845,215	1,817,506
Total investments		3,963,275	4,052,630

Receivables:
Accrued investment income	11	11	21
Other		6
Total receivables	11	17	21
Total assets	11	3,963,292	4,052,651

LIABILITIES
Accrued expenses	11	886	889
Other		3,810	5,259
Total liabilities	11	4,696	6,148
NET ASSETS AVAILABLE FOR BENEFITS		$$3,958,596	$4,046,503

See notes to financial statements

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS
	For the Period Ended	For the Years Ended
	January 5,	December 31,
	2005	2004	2003
ADDITIONS
Investment Income:
Net appreciation in fair value of investments	$278	$ 176,534	$ 248,146
Interest	11	1,117	371
Dividends		26,356	51,069
Plan interest in Master Trust investment income		81,933	78,782
	289	285,940	378,368
Contributions:
Employee		72,124	80,482
Employer		33,074	36,158
Other	2,974
	2,974	105,198	116,640
Total Additions	3,263	391,138	495,008

DEDUCTIONS
Distributions to Participants (Notes 1 and 7)	167,202	475,362	411,696
Investment management fees		3,683	3,505
Total Deductions	167,202	479,045	415,201

(DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE PLAN TRANSFERS	(163,939)	(87,907)	79,807

TRANSFER TO OTHER PLAN (Note 9)	(3,794,657)

NET ASSETS AVAILABLE FOR BENEFITS :
Beginning of period	3,958,596	4,046,503	3,966,696
End of period		$$3,958,596	$4,046,503

See notes to financial statements

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

Note 1 Description of the Plan

The following brief description of the CSC Outsourcing Inc. Hourly Savings Plan (the "Plan"), formerly the TMD Hourly Savings Plan, of Computer Sciences Corporation (the "Company") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan became effective May 2, 1992, as a result of the Company acquiring the Data Systems Division of General Dynamics Corporation. The Plan is administered by a committee, CSC Retirement and Employee Benefits Plans Committee (the "Committee"), consisting of four members who are appointed by the Board of Directors of the Company and serve without compensation, being reimbursed by the Company for all expenditures incurred in the discharge of their duties as members of the Committee. The Committee has the power to interpret, construe and administer the Plan and to decide any dispute which may arise under the Plan. The Bank of New York (the "Trustee") is the trustee of the Plan. Certain administrative expenses (including Trustee fees) incurred for services rendered to the Plan are paid by the Company.

The Plan is a voluntary, contributory, defined contribution plan and is intended to satisfy the requirements of Section 401(a) and 401(k) of the Internal Revenue Code (the "Code"). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants' rights to the Company's contributions vest immediately.

Interest in the Common/Collective Trust

The Plan's investments are in the common/collective trust ("CCT") which was established for the investment of assets of the Plan and several other Computer Sciences Corporation sponsored retirement plans. Participants direct the investments of their contributions into various investment options offered by the Plan. Each participating retirement plan has an undivided interest in the CCT. The assets of the CCT are held by The Bank of New York (the "Trustee"). The Committee shall determine and advise the Trustee regarding the management of the CCT and the appointment of investment managers. At December 31, 2004 and 2003, the Plan's interest in the assets of the CCT was approximately .10% and .13% respectively. Investment income and administrative expenses relating to each discretionary or directed fund within the CCT are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund. As part of the CCT, a portion of the Plan's assets are held in a Master Trust managed by Black Rock Financial Management. At December 31, 2004 and 2003, the Plan's interest in the net assets of the Master Trust was approximately 88.9% and 89.2%, respectively.

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

Participants in the CCT consist of the Computer Sciences Corporation Matched Asset Plan, CSC Outsourcing Inc. Hourly Savings Plan, CSC Outsourcing Inc. CUTW Hourly Savings Plan, Computer Sciences Corporation Employee Pension Plan, CSC Outsourcing Inc. Hourly Pension Plan, CSC Outsourcing Inc. CUTW Hourly Pension Plan, CSC/Hughes Retirement Plan, CSR's Range Employees Pension Plan, Computer Sciences Corporation Cash Balance Plan, CSC/E-Systems Pension Plan, CSC Pension Equity Plan, Eagle Alliance Employee Pension Plan, and the DynCorp Information Systems LLC Union Pension Plan (the "Plans").

Eligibility and Participation

Employees are eligible to participate on specified enrollment dates if they satisfy the Plan's service requirements, are hourly paid employees of the Company and are members of a collective bargaining unit for which participation in this Plan has been provided by negotiated agreement. A rehired eligible employee may receive service credit for his or her previous employment and is eligible to rejoin the Plan on the next enrollment date.

Participant and Company Contributions

A participant may authorize before-tax and after-tax contributions to the Plan subject to a maximum level of contributions (a certain percentage of base earnings), as specified by the bargaining agreement covering the employee. Depending on the investment election option the participant elects, the Company will contribute, and forward to the trust fund $0.50 for each $1.00 of the employee matched contribution together with the participant's before-tax and after-tax contribution.

Participants in certain bargaining units who direct 100 percent of their contributions to the Plan's stock fund will receive a monthly matching contribution of $1.00 for each $1.00 of employee matched contributions. Participants under certain bargaining units may contribute additional unmatched contributions at various percentages of base earnings to a maximum specified by the union agreement covering the employee, but only if a participant contributes the maximum matched percentage for which he or she is eligible. The employee's base earnings deferred and contributed to the Trust fund are subject to certain limitations of the Code. Effective January 1, 2002, under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), the Plan permits participants age 50 and over to make additional catch-up; contributions in excess of the statutory limit. The catch-up; provision provided these participants the opportunity to contribute an additional $3,000 and $2,000 on a pre-tax basis in 2004 and 2003, respectively (increasing to $4,000 in 2005 and $5,000 in 2006, with inflation adjustments after that until December 31, 2010). Annual after-tax contributions to the Plan (including employee and Company matching contributions) are subject to certain limitations of the Code. Any contributions made in excess of Code limitations, together with income allocable to those excess contributions will be returned to a participant. Any matching Company contributions attributable to any excess contribution and income allocable thereto, will be applied to reduce future matching Company contributions.

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

Company contributions - In accordance with the provisions of the Plan, the Trustee must promptly invest matching Company contributions paid into the trust fund in the same funds as the participant contributions.

The Plan does not permit employees to roll over assets from other plans.

Participant Accounts

Each participant's account is credited with the participant's contribution and the Company's matching contribution and allocations of Plan earnings, and is charged with an allocation of investment management fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting of Participants' Interests/Forfeitures

Participants are 100 percent vested at all times in their before-tax and after-tax contribution accounts. Through December 31, 2002, each participant had a vested interest in the value of his or her Company matching contributions account and investment earnings thereon equal to 100 percent after completing five full years of service. Effective January 1, 2003 participants are vested in the Company matching Contributions after three years of service.

The five-year and three-year cliff vesting schedule is overridden under extraordinary circumstances as specified in the Plan document, in which the participant (or beneficiary(ies)) immediately becomes fully vested in all employer contributions and earnings, regardless of his or her number of years of service.

Any nonvested portion of the Company matching contributions account will be forfeited upon withdrawal from the Plan. Forfeitures may be applied to reduce future matching contributions by the Company. There were no forfeitures as of December 31, 2004 and 2003, and no forfeitures were used to reduce employer contributions during the years ended December 31, 2004 and 2003.

Distributable Amounts, Withdrawals and Refunds

The entire balance in all accounts is distributed to participants who retire, die, become disabled, are laid-off for four consecutive weeks, are discharged without fault, or who involuntarily enter military service. Participants who terminate for other reasons receive their vested balances.

While still an employee, a participant may make an in-service withdrawal of all or a portion of his or her after-tax contributions, subject to applicable withdrawal penalties, as well as vested Company matching contributions, plus the earnings on those amounts. Upon at least a 30 day

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

written notice to the Committee, a participant may make a hardship withdrawal of his or her before-tax and after-tax contributions, as well as vested Company matching contributions if the Committee finds, after considering the participant's request, that an adequate financial hardship and resulting need for such amount has been demonstrated by the participant. Both types of withdrawals are subject to certain restrictions as described in the Plan document.

Note 2 Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and amounts reported in the financial statements.

Assets of the Plan

The assets of the Plan are held in a trust with four funds representing the investment options. The investment return in the respective funds is allocated to a participant based on his or her account balance. Contributions to, and payments from, the Plan are specifically identified to the applicable funds within the trust.

Security Transactions

Security transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

In general, participants in the CSC Stock Fund receive distributions in certificates for shares of the common stock of the Company.

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

Valuation of Investment Securities

Investments in common stocks and institutional investment vehicles are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year or, for the listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date. Investments in short-term securities are stated at cost which approximates fair value. Participant loans are valued at outstanding loan balances, which approximate fair value.

Payment of Benefits

Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $165,213 and $45,599 at December 31, 2004 and 2003, respectively.

Note 3 Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.

The Committee believes that the Plan is designed and operated to qualify under Section 401(a) of the Code and, with respect to its qualified cash or deferred arrangement, under Section 401(k) of the Code. As such, no provision for income taxes has been included in the Plan's financial statements.

Note 4 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	January 5,	December 31,
	2005	2004	2003

Net assets available for benefits per the financial statements		$$3,958,596	$4,046,503
Amounts allocated to withdrawing participants		(165,213)	(45,599)
Net assets available for benefits per Form 5500		$$3,793,383	$4,000,904

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

	For the Five Day Period Ended January 5,	Year Ended December 31,
	2005	2004	2003

Distributions to participants per the financial statements	$167,202	$475,362	$411,696
Add: Amounts allocated to withdrawing participants at end of year		165,213	45,599
Less: Amounts allocated to withdrawing participants at beginning of year	(165,213)	(45,599)	(71,009)
Distributions to participants per the Form 5500	$ 1,989	$594,976	$386,286

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004 but not yet paid as of that date.

Note 5 Investment Funds

Participant contributions - Subject to rules the bargaining units have adopted, each participant has the right to designate one or more of the following investment funds established by the Committee for the investment of his or her compensation deferral contributions and after-tax contributions in percentages determined by the bargaining units.

The investment funds are held by the CCT. The fixed income fund investments are in a Master Trust.

The following table represents the assets of the Master Trust.

	January 5,	December 31,
	2005	2004	2003
Investments at fair value:
Black Rock Core Bond Total Return	$	$ 5,735	$1,996,249
Collective Short Term Investment Fund			42,443
Unsettled trade receivable		2,075,519
Accrued income			6
		$$2,081,254	$2,038,698

At December 31, 2004 and 2003, the Plan's interest in the Master Trust was approximately 88.7% and 89.2%, respectively.

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

Investment income of the Master Trust is as follows:

	For the Five Day Period Ended January 5,	Year Ended December 31,
	2005	2004	2005
Investment income:
Net (depreciation) appreciation in fair value of investments	$ (18)	$21,511	$(41,957)
Dividends		70,527	130,500
Interest		22	61
	$ (18)	$92,060	$ 88,604

Investment income and administrative expenses relating to the Master Trust are allocated to participating plans based upon average monthly balances invested by each participating plan.

The following table presents the individual investments that exceeded 5% of the Plan's net assets available for benefits as of December 31:

	2004	2003
Mellon Capital Government Bond Fund	$844,740	$1,063,103
Frank Russell Equity Fund	788,469	731,696
CSC common stock	421,027	414,568
Interest in Master Trust	1,845,215	1,817,506

Note 6 Participant Loans

The Plan has a loan provision in place which is available to participants covered by certain bargaining units. The Plan allows participants to borrow from their vested account balances from a minimum of $500 to a maximum 50% of their vested account up to $50,000, subject to certain limitations. The loans bear interest at the prime rate quoted in the Wall Street Journal plus 1%.

Loan terms range from 1-5 years or up to 15 years for purchase of a primary residence. Loans are recorded as outstanding loan balances, which approximates fair value, on the Statements of Net Assets Available for Benefits.

The loans are deducted from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, pro rata from the funds based on their balances at the time. Loan repayments are reinvested in the participants' funds according to their current investment election. The repayments are similarly allocated among participants' accounts according to the priority specified in the Plan's rules.

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

Note 7 Investments in Common/Collective Trust

The following table presents investments in the CCT at fair value.

	December 31,
	2004	2003
Investments at Fair Value as Determined by
Quoted Market Price
(Overdraft) U.S. and Foreign Currency	$ (27,316)	$ 2,461,294
Short-term investment fund	29,126,982	61,847,211
Money market fund	172,263,178	133,017,884
Bonds and debentures	421,198,741	364,928,255
CSC common stock	812,106,525	750,057,291
International equity portfolios	216,604,301	127,067,765
Investment in registered investment companies
Active Allocation Fund	127,118,861	113,850,006
Brinson Balanced Fund	59,917,799	53,799,264
Brinson U.S. Equity Fund	200,101,139	159,022,807
Mellon Corporate Bond Fund	185,455,413	122,096,617
Mellon EB Enhanced Asset Allocation Fund	75,025	72,712
Mellon Equity Fund	509,510,729	413,025,228
Mellon Equity Completion Fund	315,633,585	174,398,903
Mellon Government Bond Fund	844,740	1,063,103
Mellon Index Fund	120,204	124,536
Mellon S&P 500 Index Fund	395,616,320	297,564,493
Pacific Mutual Enhanced Bond Fund		44,115,319
BlackRock Core Bond Fund	5,735	1,996,249
Vanguard High Yield Bond Fund	34,076,119	20,271,765
Mellon Balanced 40/60 Fund	46,730,633	33,263,641
Mellon Balanced 60/40 Fund	82,458,614	57,080,095
Mellon Balanced 80/20 Fund	100,545,457	71,212,974
Mellon S&P 500 Select Fund	74,818,379	44,344,320
Frank Russell Active Equity Fund	145,465,282	129,963,466
Government TIPS Bond Fund	32,412,517
T.Rowe Stable Value Fund	24,179,465
	3,986,358,427	3,176,645,198

Investment at Estimated Fair Value
Geewax Terker Hedge fund	14,559,374	14,304,472
Guaranteed investment contracts	185,352	221,728
	14,744,726	14,526,200

Investment at Cost, Which Approximates Fair Value
Employee loans	41,394,081	19,666,768
Total Common/Collective Trust	$ 4,042,497,234	$ 3,210,838,166
Plan's Interest in CCT Assets	$ 3,963,275	$ 4,052,630

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

The investment income (loss) of the CCT is summarized as follows:

	Year Ended December 31,
	2004	2003

Bonds and debentures	$ (2,631,334)	$ (3,203,211)
CSC Stock Fund	177,373,848	25,688,912
International equity portfolios	35,974,698	31,616,897
Active Allocation Fund	11,819,623	22,947,087
Brinson Balanced Fund	4,818,511	8,198,982
Brinson Equity Fund	22,672,705	35,011,373
Mellon Capital Aggr. Bond Fund		(140,146)
Mellon Corporate Bond Fund	672,688	1,115,632
Mellon EB Enhanced Asset Allocation Fund	6,932	18,131
Mellon EB Stock Index Fund		2,612,968
Mellon Equity Fund	45,062,638	81,802,979
Mellon Equity Completion Fund	43,573,215	48,521,154
Mellon Government Bond Fund	(6,713)	(25,508)
Mellon Index Fund	11,099	25,167
Mellon S&P 500 Index Fund	33,541,980	60,150,473
Pacific Mutual Enhanced Bond Fund	964,629	2,067,203
BlackRock Core Bond Fund	21,511	(41,957)
Vanguard High Yield Bond Fund	333,912	1,249,638
Mellon Balanced 40/60 Fund	2,937,989	3,819,800
Mellon Balanced 60/40 Fund	6,176,401	8,449,807
Mellon Balanced 80/20 Fund	8,746,769	13,140,177
Mellon S&P 500 Select Fund	6,464,894	8,613,367
Frank Russell Active Equity Fund	15,967,774	29,714,910
Geewax Terker Hedge fund	79,140	7,248
Government TIPS Bond Fund	1,240,587
Other Funds	155,875
Net appreciation in fair value of investments	415,979,371	581,361,083
Dividends	27,568,838	26,702,043
Interest	24,797,058	24,604,425
Common/Collective Trust Income	$468,345,267	$632,667,551
Plan's Interest in the Common/Collective Trust Income	$ 285,940	$ 378,367

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

Note 8 Related-Party Transactions

Certain short-term investment funds are managed by The Bank of New York. The Bank of New York is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The fees associated with these short-term investment funds were paid by the Company and amounted to $1,500 for each of the years ended December 31, 2004 and December 31, 2003.

At December 31, 2004 and 2003, the Plan held 7,469 and 9,373 shares, respectively, of common stock of the Computer Sciences Corporation, the sponsoring employer, with a cost basis of $243,001 and $298,554, respectively.

Note 9 Plan Merger

On October 29, 2004, the committee, as permitted by the plan document, made the decision to merge the Plan into the Computer Sciences Corporation Matched Asset Plan ("MAP"). The Plan participants' investment account balances, which total $3,794,657, were transferred to MAP at January 5, 2005. As a result of the merger, participants of the Plan can participate in MAP effective, January 5, 2005.

 2004

Form 5500, Schedule H, Line 4i

CSC Outsourcing Inc. Hourly Savings Plan

PN 010

Computer Sciences Corporation

EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2004
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Bank of New York	BNY Short-Term Money Market Fund	$ 50,501	$ 50,501
	Mellon Capital Management Corp.	Mutual Fund - Government Bond Fund	818,472	844,740
	Frank Russell Trust Company	Mutual Fund - Equity #1 Fund	865,868	788,469
*	Computer Sciences Corporation	Common Stock	243,001	421,027
*	Computer Sciences Corporation	Employee Loan Fund (5%-10.5%, 8/22/08)	13,323	13,323
	BlackRock Funds	Master Trust - Core Bond Fund	1,844,536	1,845,215
Total Assets Held for Investment Purposes			$ 3,835,701	$ 3,963,275

* Represents party in interest

S-1

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-00757 of Computer Sciences Corporation on Form S-8 of our report dated June 27, 2005, appearing in this Annual Report on Form 11-K of the CSC Outsourcing, Inc. Hourly Savings Plan for the year ended December 31, 2004.

/s/Deloitte & Touche LLP

Los Angeles, California
June 29, 2005